United States securities and exchange commission logo





                           March 23, 2021

       Howard Liang
       Chief Financial Officer and Chief Strategy Officer
       BeiGene, Ltd.
       94 Solaris Avenue, Camana Bay
       Grand Cayman
       Cayman Islands

                                                        Re: BeiGene, Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-37686

       Dear Mr. Liang:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis
       Results of Operations
       Cost of Sales, page 121

   1. You state on page 117 that costs to manufacture inventory in preparation for commercial launch of a product
incurred prior to regulatory approval are expensed to research and development expense as
incurred. You also state that cost of sales for newly launched products will not be
recorded until the initial pre-launch inventory is depleted and additional inventory is
manufactured. We note that your product revenue increased 39%
                                                        in 2020 compared to
2019 which appears to relate to newly launched products offset by the decline in ABRAXANE
sales. However, you disclose on page 121 that cost of sales
                                                        decreased to $70.7
million in 2020 from $71.2 million in 2019. Please consider enhancing your disclosure of the
reasons for the decrease in cost of sales despite the increase in product revenues. As it
appears your cost of product revenues was only 23% of net
 Howard Liang
BeiGene, Ltd.
March 23, 2021
Page 2
         product revenues in 2020 compared to 32% of net product revenue in 2019, please tell us the following:
             the amount of estimated revenues represented by inventory on hand at December 31,
              2020 for which manufacturing costs were expensed in prior periods as research and development expenses (i.e. "zero cost inventories"),
             when you expect to finish selling the zero cost inventories, the extent to which inventory capitalized may be required to be classified as non-
              current,
             the shelf life of inventory that should be classified as non-current, and what you estimate your gross margin percentage will be after the zero cost inventories are sold.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Dan Gordon at 202-551-3486 with any questions.



FirstName LastNameHoward Liang                              Sincerely,
Comapany NameBeiGene, Ltd.
                                                            Division of
Corporation Finance
March 23, 2021 Page 2                                       Office of Life
Sciences
FirstName LastName